FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	March	…………………………………………………… ,	2014…...

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	March 28, 2014	….	By ……/s/…… Shinichi Aoyama………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. NOTICE OF RESOLUTIONS OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 113TH BUSINESS TERM

TRANSLATION

Securities Code: 7751

March 28, 2014

TO OUR SHAREHOLDERS

30-2, Shimomaruko 3-chome,

Ohta-ku, Tokyo

Fujio Mitarai

Chairman & CEO

NOTICE OF RESOLUTIONS

OF

THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FOR THE 113TH BUSINESS TERM

Notice is hereby given that, at the Ordinary General Meeting of Shareholders for the 113th Business Term of Canon Inc. (the “Company”) held today, reports were made and resolutions were passed as mentioned below.

Matters Reported:

1. Reports on the contents of the Business Report and Consolidated Financial Statements for the 113th Business Term (from January 1, 2013 to December 31, 2013), and reports on the Auditing Results of Accounting Auditor and Audit & Supervisory Board regarding the Consolidated Financial Statements.

2. Reports on the content of the Financial Statements for the 113th Business Term (from January 1, 2013 to December 31, 2013). The contents of items 1. and 2. above were reported.

Matters Resolved upon:

Item No.1	Dividend from Surplus

It was approved and adopted in all respects as proposed. Thus, the term-end dividend was decided to be 65.00 yen per share, in comprehensive consideration of the medium-term profit outlook, future investment plans, and cash flows, etc. As we have already paid an interim dividend of 65.00 yen per share, the full-year dividend will be 130.00 yen per share, which is the same amount as the previous business term that included payment of a special dividend (10.00 yen per share).

Item No.2	Partial Amendment to the Articles of Incorporation

It was approved and adopted in all respects as proposed. Thus, to accompany the invitation of Outside Directors, a new paragraph was established to the effect that the Company may enter into contracts for limitation of liability with Outside Directors.

Item No.3	Election of Nineteen Directors

It was approved and adopted in all respects as proposed. Thus, Messrs. Fujio Mitarai, Toshizo Tanaka, Toshiaki Ikoma, Yoroku Adachi, Yasuo Mitsuhashi, Shigeyuki Matsumoto, Toshio Homma, Hideki Ozawa, Masaya Maeda, Yasuhiro Tani, Kenichi Nagasawa, Naoji Otsuka, Masanori Yamada, Aitake Wakiya and Kazuto Ono were reappointed as Directors and Messrs. Akiyoshi Kimura, Eiji Osanai, Kunitaro Saida and Haruhiko Kato were newly appointed as Directors. All of them assumed their offices.

Messrs. Kunitaro Saida and Haruhiko Kato are Outside Directors.

Item No.4	Election of Three Audit & Supervisory Board Members

It was approved and adopted in all respects as proposed. Thus, Mr. Kuniyoshi Kitamura was reappointed as Audit & Supervisory Board Member and Messrs. Makoto Araki and Osami Yoshida were newly appointed as Audit & Supervisory Board Members. All of them assumed their offices.

Messrs. Osami Yoshida and Kuniyoshi Kitamura are Outside Audit & Supervisory Board Members.

Item No.5	Grant of Bonus to Directors
It was approved and adopted in all respects as proposed. Thus, it was decided that bonus shall be granted to the twenty-one Directors as of the end of this term, which totals 206,200,000 yen.

POSTSCRIPT

Appointment of Representative Directors and Directors with Specific Titles

    As a result of the resolution passed at the meeting of the Board of Directors which was held after the Ordinary General Meeting of Shareholders for the 113th Business Term, each of the following persons were appointed as Representative Directors and/or Directors with specific titles. All of them assumed their offices.

Chairman & CEO	Fujio Mitarai
Executive Vice President & CFO	Toshizo Tanaka
Executive Vice President & CTO	Toshiaki Ikoma
Senior Managing Director	Yoroku Adachi
Senior Managing Director	Yasuo Mitsuhashi
Senior Managing Director	Shigeyuki Matsumoto
Senior Managing Director	Toshio Homma
Senior Managing Director	Hideki Ozawa
Senior Managing Director	Masaya Maeda

Messrs. Fujio Mitarai, Toshizo Tanaka and Toshiaki Ikoma are Representative Directors.

Appointment of a Full-Time Audit & Supervisory Board Member

    As a result of the resolution passed at the meeting of the Audit & Supervisory Board which was held after the Ordinary General Meeting of Shareholders for the 113th Business Term, Mr. Makoto Araki was appointed as a full-time Audit & Supervisory Board Member. He assumed his office.

PAYMENT OF THE TERM-END DIVIDEND

The term-end dividend due for the 113th Business Term shall be paid by either of the following methods.

If you are receiving the dividend with the “Receipt of Dividend”:

    Please receive the dividend in accordance with the instructions stated on the enclosed “Receipt of Term-end Dividend of the 113th Business Term” at a nearby head office, branch office or subbranch office of Japan Post Bank, or a post office (banking agency) during the payment period (from March 31, 2014 to April 30, 2014). You can also make your dividend be remitted to your Japan Post Bank account or postal giro account or bank account with this “Receipt of Term-end Dividend of the 113th Business Term.”

If you have requested the dividend to be transferred to your account of bank, Japan Post Bank or securities companies, etc.:
Please confirm the description of the enclosed dividend relating documents.

GUIDANCE NOTES ON TAXES FOR DIVIDEND INCOME

FROM DIVIDENDS FROM LISTED SHARES, ETC.

The reduced tax rate for dividend income from dividends from listed shares, etc. was abolished on December 31, 2013, and the tax rate for dividend income from dividends from listed shares, etc. for which the starting date of payment is on or after January 1, 2014, has returned to the standard tax rate. Furthermore, an additional 2.1% tax of base income taxes will be imposed as a special income tax for reconstruction for the income arising during the 25 years from January 1, 2013 to December 31, 2037. Specific tax rates are described in the table below.

		2013	2014 to 2037	From 2038
Taxes and tax rates for dividend income from dividends from listed shares, etc.	Income tax	7.147%	15.315%	15%
	Inhabitant tax	3%	5%	5%
Aggregate tax rates		10.147% (reduced tax rate)	20.315%	20%

* The above tax rates are those applicable in the case of withholding tax. Japanese corporations are not subject to inhabitant tax.

* For details, please enquire at the relevant tax office.